UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Heritage Insurance Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

42727J 102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42727J 102

1.	Names of Reporting Persons Bruce T. Lucas
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,992,787 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,992,787 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,992,787 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 122,020 shares of common stock held by IIM Holdings, LLC and IIM Holdings II, LLC, entities controlled by Mr. Lucas, (ii) 494,612 shares of common stock held by the Alec Lucas Trust and (iii) exercisable options to purchase 600,000 shares of common stock held by Mr. Lucas.
(2)	Calculated based on 30,285,410 shares outstanding as of November 2, 2015, as disclosed in Heritage Insurance Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 6, 2015.

Item 1.

	(a)	Name of Issuer Heritage Insurance Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 2600 McCormick Drive Suite 300 Clearwater, FL 33759

Item 2.

	(a)	Name of Person Filing Bruce T. Lucas

	(b)	Address of Principal Business Office or, if none, Residence c/o Heritage Insurance Holdings, Inc. 2600 McCormick Drive Suite 300 Clearwater, FL 33759

	(c)	Citizenship United States

	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share

	(e)	CUSIP Number 42727J 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,992,787 (3)

(b)	Percent of class: 6.5%(4)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,992,787 (3)

	(ii)	Shared power to vote or to direct the vote 0

	(iii)	Sole power to dispose or to direct the disposition of 1,992,787 (3)

	(iv)	Shared power to dispose or to direct the disposition of 0

(3)	Includes (i) 122,020 shares of common stock held by IIM Holdings, LLC and IIM Holdings II, LLC, entities controlled by Mr. Lucas, (ii) 494,612 shares of common stock held by the Alec Lucas Trust and (iii) exercisable options to purchase 600,000 shares of common stock held by Mr. Lucas.
(4)	Calculated based on 30,285,410 shares outstanding as of November 2, 2015, as disclosed in Heritage Insurance Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 6, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date

/s/ Bruce T. Lucas
Signature

Bruce T. Lucas
Name/Title

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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